02021994

[UNI]TED STATES
[SECURITIES AND] EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28694

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LAMON & STERN, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1950 NORTH PARK PLACE, SUITE 100
(No. and Street)

SEC MAIL RECEIVED PROCESSING AUG 29 2002 WASH. D.C. 180 SECTION

ATLANTA (City) GEORGIA (State) 30339 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOLLIS M. LAMON 770-951-8411
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WINDHAM BRANNON, P.C.
(Name — *if individual, state last, first, middle name*)

1355 PEACHTREE STREET, NE (Address) SUITE 200 ATLANTA (City) GEORGIA (State) 30309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 17 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HOLLIS M. LAMON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAMON & STERN, INC., as of August 28, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

Michelle D. Farmer
Notary Public
My Commission Expires - June 24, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W I N D H A M   B R A N N O N ,   P . C .

C E R T I F I E D   P U B L I C   A C C O U N T A N T S

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Lamon & Stern, Inc.

We have audited the statement of financial condition of **Lamon & Stern, Inc.** as of June 30, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lamon & Stern, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Windham Brannon, P.C.

Certified Public Accountants

August 2, 2002

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404/898-2000, Fax 404/898-2010, E-Mail windhambrannon@windhambrannon.com
Member of TAG International with offices in principal cities worldwide

LAMON & STERN, INC.

STATEMENT OF FINANCIAL CONDITION
June 30, 2002

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 484,949
Commissions receivable	223,126
Income tax refund	71,378
Other receivable	121,886
Prepaid expenses	6,172
Total Current Assets	907,511
INVESTMENTS	20,100
PROPERTY AND EQUIPMENT:	
Furniture and equipment	47,016
Leasehold improvements	6,935
Accumulated depreciation	(42,970)
Remaining Cost	10,981
DEPOSIT WITH CLEARING AGENT	25,000
DEFERRED INCOME TAXES	1,020
Total Assets	$ 964,612

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable and accruals	$ 48,000
Accrued commissions	358,861
Total Current Liabilities	406,861
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, 100,000 shares authorized, 500 shares issued and outstanding	500
Paid-in capital	6,149
Retained earnings	551,102
Total Stockholder's Equity	557,751
Total Liabilities and Stockholder's Equity	$ 964,612

The accompanying notes are an integral part of this financial statement.

LAMON & STERN, INC.

STATEMENT OF INCOME
For The Year Ended June 30, 2002

COMMISSION INCOME	$ 3,984,866
OPERATING EXPENSE:	
Bonds and insurance	81,637
Commission expense	2,084,841
Commission recapture	12,271
Equipment repairs and maintenance	203
Soft dollar expense	616,329
Depreciation	3,849
Dues and subscriptions	788
Janitorial services	1,800
Legal and accounting	45,383
Management fees	515,938
Miscellaneous	11,490
Office supplies and postage	52,207
Payroll taxes	7,898
Quotation services	12,212
Rent	16,125
Salaries	597,583
Taxes and licenses	33,065
Telephone	18,915
Travel and entertainment	6,242
Utilities	3,115
Total Operating Expense	4,121,891
TOTAL OPERATING LOSS	(137,025)

(Continued)

The accompanying notes are an integral part of this financial statement.

LAMON & STERN, INC.

STATEMENT OF INCOME
For The Year Ended June 30, 2002

OTHER INCOME (EXPENSE):	
Interest income	6,737
Interest expense	(1,578)
Total Other Income	5,159
LOSS BEFORE INCOME TAXES	(131,866)
PROVISION FOR INCOME TAXES:	
Current benefit	53,102
Deferred benefit	2,961
Total Provision for Income Taxes	56,063
NET LOSS	$ (75,803)
NET LOSS PER SHARE	$ (151.61)

The accompanying notes are an integral part of this financial statement.

LAMON & STERN, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended June 30, 2002

	Common Stock		Paid-In	Retained
	Shares	Amount	Capital	Earnings
BALANCE, June 30, 2001	500	$ 500	$ 6,149	$ 626,905
Net loss	-	-	-	(75,803)
BALANCE, June 30, 2002	500	$ 500	$ 6,149	$ 551,102

The accompanying notes are an integral part of this financial statement.

LAMON & STERN, INC.

STATEMENT OF CASH FLOWS
For The Year Ended June 30, 2002

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from brokerage commissions	$ 3,925,686
Cash paid for commissions and other expenses	(4,279,466)
Income tax refunds	18,411
Interest received	6,737
Interest paid	(1,578)
Net Cash Used In Operating Activities	(330,210)
DECREASE IN CASH AND CASH EQUIVALENTS	(330,210)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	815,159
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 484,949

RECONCILIATION OF NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:

Net loss	$ (75,803)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	3,849
Deferred tax benefit	(2,961)
Decrease in commissions receivable	61,312
Increase in accrued income tax refund	(34,691)
Increase in other receivables	(120,492)
Increase in prepaid expenses	(1,595)
Increase in accounts payable	48,000
Decrease in accrued commissions	(207,829)
Net Cash Used In Operating Activities	$ (330,210)

The accompanying notes are an integral part of this financial statement.

1. GENERAL

The Company is incorporated under the laws of the State of Georgia. It operates as a broker of securities and is a member of the National Association of Securities Dealers.

The Company clears all transactions with and for customers on a fully disclosed basis with a national clearing broker/dealer and promptly transmits all customer funds and securities to the clearing broker/dealer, and, as such, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3 and information relating to the possession or control requirements under SEC Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of soft dollar commissions payable.

The Company maintains its cash accounts in a commercial bank in Atlanta, Georgia. For purposes of the statement of cash flows, the Company considers all short-term liquid investments with original maturities of three months or less to be cash equivalents.

Furniture and equipment and leasehold improvements are carried at cost. Furniture and equipment are depreciated over three to seven years and leasehold improvements over thirty-one and one-half years using the straight-line method.

Commission income and related commission expenses are accounted for on the trade date. All securities transactions are handled by a clearing agent who remits commissions to the Company monthly.

Soft dollar commission income is accounted for on the trade date. An estimate of soft dollar commission expense payable is recorded monthly.

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

3. INVESTMENTS

Investments consist of warrants of the National Association of Securities Dealers, Inc. The warrants are generally not readily marketable and are carried at cost. These warrants expire on various dates through June 28, 2006.

4. SUBORDINATED LOANS

The Company had no subordinated loans outstanding at June 30, 2002.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed fifteen to one. Net capital and the net capital ratio fluctuate on a daily basis; however, as of June 30, 2002, the net capital ratio was 1.25 to 1, and net capital was $326,214 which exceeded the minimum capital requirements by $299,090.

6. LEASE COMMITMENTS

The Company leases its office space at $1,333 a month through December 2002 from the father of the stockholder. This lease is renewable every 3 years, and the remaining operating lease obligation as of June 30, 2002 was $7,988. The Company shares office space with other entities owned by the stockholder.

7. MANAGEMENT FEES

The Company paid management fees totaling $515,938 to its stockholder during the year. The management fees paid are determined on a discretionary basis by the stockholder.

8. INCOME TAXES

The Company's deferred income tax asset at June 30, 2002 consists of the estimated income tax benefit of $2,240 from a net operating loss carryforward in the State of Georgia, less the tax effect of $1,220 from temporary differences between financial statement and income tax reporting for depreciation of property and equipment. No valuation allowance for the realization of this asset is considered to be necessary.

WINDHAM BRANNON, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

To The Board of Directors
Lamon & Stern, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, reconciliation of net capital, reconciliation of stockholder's equity, computation of aggregate indebtedness, and computation for determination of reserve requirements at June 30, 2002, are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon, P.C.
Certified Public Accountants

August 2, 2002

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404/898-2000, Fax 404/898-2010, E-Mail windhambrannon@windhambrannon.com
Member of TAG International with offices in principal cities worldwide

LAMON & STERN, INC.

SUPPLEMENTARY DATA
June 30, 2002

COMPUTATION OF NET CAPITAL

Stockholder's equity, June 30, 2002	$	557,751
Less non-allowable assets		231,537
Net capital	$	326,214

RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1

Net capital, Form X-17A-5, Part IIA, as amended	$	326,214
Net capital per above computation	$	326,214

RECONCILIATION OF STOCKHOLDER'S EQUITY

Stockholder's equity, Form X-17A-5 Part IIA, as amended	$	557,751
Stockholder's equity per audited financial statement	$	557,751

COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

Accounts payable and accruals	$	48,000
Accrued commissions		358,861
Total Aggregate Indebtedness	$	406,861
Ratio of Aggregate Indebtedness to Net Capital		1.25 to 1

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to Lamon & Stern, Inc. because the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. All securities transactions are handled through a clearing agent who deals directly with the Company's customers. Lamon & Stern, Inc. is therefore exempt under the provisions of Rule 15c3-3(k)(2)(ii).

WINDHAM BRANNON, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Board of Directors
Lamon & Stern, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of **Lamon & Stern, Inc.** (the Company), for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 4(c) of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404/898-2000, Fax 404/898-2010, E-Mail windhambrannon@windhambrannon.com
Member of TAG International with offices in principal cities worldwide

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Windham Brannon, P.C.

Certified Public Accountants

August 2, 2002